Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

17 July 2017

PRIMA BIOMED ANNOUNCES SECOND MILESTONE PAYMENT FOR IMP701 PROGRAM

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) today announced it will receive a second undisclosed significant clinical milestone payment from Novartis, based on the collaboration and licensing agreement between the companies, relating to Prima’s IMP701 LAG-3 antibody (also referred to as LAG525).

The LAG525 antibody is currently being evaluated in clinical trials together with Novartis’ PD1 inhibitor PDR001 for the treatment of cancer. Novartis has full responsibility for the continued development of the antibody program and Prima is eligible to receive further potential development-based milestone payments and royalties on sales following commercialisation of the products.

Mr. Marc Voigt, CEO of Prima, commented “We are very pleased by the progression of the LAG525 program. It is wonderful to see our commercial partners continuing to progress the development of LAG-3 products. This announcement, together with the other clinical and non-clinical data published regarding other LAG-3 directed drug development programs over the past twelve months is very encouraging.”

About IMP701

IMP701 is a therapeutic antibody originally developed by Immutep S.A.S to target LAG-3. This antagonist antibody plays a role in controlling the signalling pathways in both effector T cells and regulatory T cells (Treg). The antibody works to both activate effector T cells (by blocking inhibitory signals that would otherwise switch them off) and at the same time inhibit Treg function that normally prevent T cells from responding to antigen stimulation. The antibody therefore removes two brakes that prevent the immune system from responding to and killing cancer cells. In contrast, some other checkpoint antibodies in development target only the effector T cell pathway and don’t address the Treg pathway.

IMP701 was licensed to CoStim Pharmaceuticals in 2012 which was subsequently acquired by Novartis in 2014.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com